Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, Washington 98105 Telephone: (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

June 28, 2022

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Phoenix Rising Companies Form 10-K Filed March 31, 2022 File No. 000-55319

Dear Sir or Madam:

On behalf of our client, Phoenix Rising Companies, a Nevada corporation (the “Company”), we hereby submit the information in this letter, on behalf of the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 31, 2022. Amendment No. 1 to the Company’s referenced Form 10-K was filed with the Commission via EDGAR on June 28, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form 10-K.

Form 10-K filed on March 31, 2022

General, page 1

1.

Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Company response: In response to this comment, the Company has added the requested risk disclosure to page 8.

Item 11. Executive Compensation, page 18

2.

Please discuss in your narrative disclosure to your summary compensation table the factors underlying changes in compensation amounts in the most recent fiscal year compared to the prior fiscal year. For example, discuss why your Chief Executive Officer received a salary of $110,931 in 2021, but no salary in prior years, and discuss why he received option awards of $2,056,022 in 2020, but none in 2021.

Company response: In response to this comment, the Company has added the requested executive compensation disclosure to page 18.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc:	Scott Anderegg Katherine Bagley Securities and Exchange Commission

Ding-Shin Change Phoenix Rising Companies